QuickLinks -- Click here to rapidly navigate through this document

NOVAMERICAN STEEL INC.

MANAGEMENT PROXY CIRCULAR

AND

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

to be held on
April 3, 2006

NOVAMERICAN STEEL INC.
6001 Irwin Street
LaSalle, Québec
H8N 1A1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held on April 3, 2006

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of NOVAMERICAN STEEL INC. (the "Corporation") will be held at Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montréal, Québec, on April 3, 2006, at 4 o'clock in the afternoon (the "Meeting"), for the purposes of:

(1)
receiving the consolidated financial statements of the Corporation for the year ended November 26, 2005, together with the auditors' report thereon;

(2)
electing three directors to serve on the Board of Directors of the Corporation until the third annual meeting of shareholders held after the Meeting;

(3)
appointing auditors and authorizing the directors to fix their remuneration; and

(4)
transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of common shares of the Corporation at the close of business on February 17, 2006, will be entitled to vote at the Meeting.

By Order of the Board of Directors of the Corporation,

SCOTT B. JONES President and Secretary
LaSalle, Québec February 22, 2006

SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE CORPORATION NOT LESS THAN 48 HOURS PRIOR TO THE MEETING.

MANAGEMENT PROXY CIRCULAR

        This Management Proxy Circular (the "Circular) is furnished in connection with the solicitation by the management of Novamerican Steel Inc. (the "Corporation") of proxies to be used at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held on April 3, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting, or any adjournment thereof. The information contained herein is given as of February 22, 2006 except as indicated otherwise. In this Circular, all dollar amounts, unless otherwise indicated, are expressed in Canadian dollars.

Solicitation of Proxies

        The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Corporation. The cost of the solicitation will be borne by the Corporation and is expected to be nominal.

Appointment of Proxyholders and Revocation of Proxies

        A shareholder may appoint as proxyholder a person other than the directors of the Corporation named in the accompanying form of proxy to attend and vote at the Meeting in his/her stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

        In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Corporation's transfer agent, Computershare Trust Company, N.A., Attention: Proxy Services, P.O. Box 43023, Providence, RI, USA, 08818-9247, not less than 48 hours prior to the Meeting.

        A shareholder, or his/her attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the registered office of the Corporation located at 6001 Irwin Street, LaSalle, Québec H8N 1A1, or at the Corporation's transfer agent, at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or an adjournment thereof, but prior to the use of the proxy at the Meeting.

Exercise of Discretion by Proxyholders

        The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted for the election of the nominees for directors set forth in this Circular under the heading "Election of Directors" and for the appointment of auditors set forth in this Circular under the heading "Appointment and Remuneration of Auditors."

        The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their best judgment.

Shareholder Proposals for the 2007 Annual Meeting

        Shareholder proposals intended to be presented at the Corporation's 2007 annual meeting of shareholders must be submitted for inclusion in the Corporation's proxy materials prior to December 27, 2006.

Voting Shares and Principal Holders Thereof

        As at February 22, 2006, the Corporation had 10,450,000 common shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such shares is entitled to one vote for each share registered in his/her name as at the close of business on February 17, 2006, being the date fixed by the Board of Directors of the Corporation for the determination of the registered holders of such shares who are entitled to receive the Notice of Annual Meeting of Shareholders enclosed herewith (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his/her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he/she produces properly endorsed share certificates or otherwise establishes proof of his/her ownership of such shares and demands, not later than ten days before the Meeting, that his/her name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after the Record Date during usual business hours at the registered office of the Corporation and at the Meeting.

        To the knowledge of the directors and officers of the Corporation, the following are the only persons who own, directly or indirectly, or exercise control or direction over, shares carrying 10% or more of the voting rights attached to all shares of the Corporation as at the date hereof (except as rated below):

Name	Number of common shares	Percentage of outstanding common shares owned, controlled or directed
D. Bryan Jones	5,675,426(1)	54.3%
Scott B. Jones	1,385,282(2)	13.3%
Fidelity Management & Research Company	2,216,500(3)	21.2%

(1)
Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones and the Jones Family Trust (a trust established under the laws of the Province of Ontario), 910,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc. and 33,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(2)
Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones, 257,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc. and 6,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(3)
Includes 1,250,000 shares as at December 31, 2005, based solely on the most recent Schedule 13 G/A filed by FMR Corp. et al. on February 14, 2006 and 966,500 shares owned by Pyramis Global Advisers, a Fidelity Investments company.

Election of Directors

        The Articles of Incorporation of the Corporation (the "Articles") stipulate that the Board of Directors of the Corporation shall consist of a minimum of three and a maximum of 15 directors. The Articles also stipulate that directors of the Corporation shall be elected and shall retire in rotation, such that at the first meeting of the shareholders for the election of directors, one-third of the number of directors elected were elected to hold office until the first annual meeting of shareholders held after that meeting, one-third of the number of directors elected were elected to hold office until the second annual meeting of shareholders held after that meeting and the balance of the number of directors elected were elected to hold office until the third annual meeting of shareholders held after that meeting. At each annual meeting of shareholders thereafter, directors are elected to fill the positions of those directors whose term of office has expired and each director so elected holds office until the third annual meeting after his election. A director whose term of office has expired may, if qualified, be re-elected. In addition, the Articles provide that the directors of the Corporation may at a meeting of the board of directors of the Corporation, in accordance with the applicable provisions of the Canada Business Corporations Act, appoint one or more additional directors to the board of directors of the Corporation who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders (unless such directors are then elected as directors by the shareholders, in which case they shall be elected to hold office until the second annual meeting of shareholders held after the meeting of the shareholders at which they were so elected), but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

        The Board of Directors of the Corporation currently consists of seven members. The term of office of D. Bryan Jones, John LeBoutillier and Robert Panet-Raymond will expire at the Meeting. The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at the first annual meeting of shareholders of the Corporation held after the Meeting or when their successors are otherwise elected or appointed. The term of office of Scott B. Jones and Alexander Adam will expire at the second annual meeting of shareholders of the Corporation held after the Meeting or when their successors are otherwise elected or appointed. At the Meeting, management will propose D. Bryan Jones and John LeBoutillier as nominees for re-election as directors to hold office until the third annual meeting of shareholders of the Corporation held after the Meeting or when their successors are otherwise elected or appointed, and Robert Panet-Raymond as nominee for re-election as a director to hold office until the second annual meeting of shareholders of the Corporation held after the Meeting or when his successor is otherwise elected or appointed.

        The following sets out information regarding each nominee proposed by management for election as a director and each director whose term of office will continue after the Meeting.

Name	Age	Position or office with the Corporation	Director since	Control or direction of the Corporation is exercised by means of common shares(1)
D. Bryan Jones(5)(6)	65	Director, Chairman of the Board and Chief Executive Officer	April 4, 1997	5,675,426(2)
Scott B. Jones	41	Director, President and Secretary	April 4, 1997	1,385,282(3)
Christopher H. Pickwoad(6)	66	Director, Executive Vice President and Chief Financial Officer	April 4, 1997	30,577
Michael L. Richards	66	Director	September 24, 1997	7,300
John LeBoutillier, C.M.(4)(5)(6)	61	Director	September 24, 1997	10,300
Alexander Adam(4)(5)	61	Director	April 1, 2003	1,000
Robert Panet-Raymond(4)	63	Director	June 29, 2005	1,000

(1)
This information, not being within the knowledge of the Corporation, was furnished by the respective nominees individually.

(2)
Includes 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones and the Jones Family Trust (a trust established under the laws of the Province of Ontario), 910,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc. and 33,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(3)
Includes 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones, 257,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc. and 6,136 shares owned by 4273281 Canada Inc., a Canadian corporation, all the shares of which are owned by 3414116 Canada Inc. and 3414124 Canada Inc.

(4)
Member of the Audit Committee.

(5)
Member of the Compensation Committee.

(6)
Member of the Nominating Committee.

        D. Bryan Jones has over 44 years of experience in the selling, marketing and production of flat-rolled products. In 1967, he and a partner formed St. Laurent Steel, which was later sold to a major North American steel service center. After a number of years as Vice President and General Manager of St. Laurent Steel, he left in 1979 and incorporated Nova Steel Ltd. ("Nova"), an indirectly wholly-owned subsidiary of the Corporation. He has served as Chief Executive Officer and as a director of Nova since its founding and was its President until September 30, 2005. He has been Chairman of the Board, Chief Executive Officer and a director of the Corporation since April 4, 1997 and was its President until September 30, 2005. His term of office as a director of the Corporation will expire at the Meeting and he is a proposed nominee for re-election as a director of the Corporation. If so re-elected, his term of office would expire at the third annual meeting of shareholders held after the Meeting or when his successor is otherwise elected or appointed.

        Scott B. Jones has 18 years of experience in the steel industry and has been employed by Nova since 1991. He has been Secretary and a director of the Corporation since April 4, 1997. He was appointed President by the Board of Directors on September 30, 2005 and had previously been Vice President of the Corporation. He is the son of D. Bryan Jones. His term of office will expire at the second annual meeting of shareholders held after the Meeting or when his successor is otherwise elected or appointed.

        Christopher H. Pickwoad has 25 years of experience in the steel industry and has been employed by Nova since 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has been Executive Vice President, Chief Financial Officer and a director of the Corporation since April 4, 1997. He is also a director of Primary Energy Recycling Corporation. His term of office as a director of the Corporation will expire at the first annual meeting of shareholders held after the Meeting or when his successor is otherwise elected or appointed.

        Michael L. Richards has been a director of the Corporation since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, Canadian counsel to the Corporation. He is also a director of Intertape Polymer Group Inc. His term of office as a director of the Corporation will expire at the first annual meeting of shareholders held after the Meeting or when his successor is otherwise elected or appointed.

        John LeBoutillier, C.M., has been a director of the Corporation since September 24, 1997. Mr. LeBoutillier has been chairman of the board of Industrial Alliance, Insurance and Financial Services Inc. since May 2005. Mr. LeBoutillier is chairman of the board and president of Mazarin Inc./Asbestos Corporation Limited, chairman of the board of Roctest Ltd., and a director of Shermag Inc. and Semafo Inc. He was formerly, from November 1996 to March 2000, president and chief executive officer of Iron Ore Company of Canada, Canada's largest iron ore producer, and, prior to November 1996, president and chief executive officer of Sidbec-Dosco Inc. (now Mittal Canada Inc.), Canada's fourth largest steel manufacturer. His term of office as a director of the Corporation will expire at the Meeting and he is a proposed nominee for re-election as a director of the Corporation. If so re-elected, his term of office would expire at the third annual meeting of shareholders held after the Meeting or when his successor is otherwise elected or appointed.

        Alexander Adam has been a director of the Corporation since April 1, 2003. Mr. Adam is also a director of Gennum Corporation and serves on the advisory board of Thomson-Gordon Inc. Mr. Adam was formerly, from June 1996 to August 2002, the president and chief executive officer of Algoma Steel Inc. He previously held executive positions at Toyota Motor Manufacturing Canada Ltd. (TMMC) and Stelco Inc. His term of office will expire at the second annual meeting of shareholders held after the Meeting or when his successor is otherwise elected or appointed.

        Robert Panet-Raymond has been a director of the Corporation since June 29, 2005. From 1992 to 2004, Mr. Panet-Raymond was a senior vice president with the Canadian Imperial Bank of Commerce. He is also a director of Colabor Income Trust and Tecsult Inc. His term of office as a director of the Corporation will expire at the Meeting and he is a proposed nominee for re-election as a director of the

Corporation. If so re-elected, his term of office would expire at the second annual meeting of shareholders held after the Meeting or when his successor is otherwise elected or appointed.

        If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his/her shares are to be withheld from voting on the election of directors. The Board of Directors of the Corporation recommends a vote in favour of each of the nominees.

        As required by the Canada Business Corporations Act, the Corporation has an Audit Committee and it currently consists of three directors, none of whom is an officer of the Corporation. The Compensation Committee of the Corporation currently consists of three directors, one of whom is an officer of the Corporation. The Nominating Committee of the Corporation currently consists of three directors, two of whom are officers of the Corporation. The Corporation does not have an Executive Committee.

        The following table shows director attendance at Board and Committee Meetings of which they were members for the fiscal year ended November 26, 2005.

Directors	Board(1)	Audit Committee	Compensation Committee	Nominating Committee
D. Bryan Jones	6/6	—	1/1	1/1
Scott B. Jones	6/6	—	—	—
Christopher H. Pickwoad	6/6	—	—	1/1
Michael L. Richards	5/6	3/3	—	—
John LeBoutillier, C.M.	6/6	5/5	1/1	1/1
Alexander Adam	5/6	4/5	1/1	—
Robert Panet-Raymond	2/2	2/2	—	—

(1)
The numerator indicates the number of attendances and the denominator indicates the total number of meetings held.

Appointment and Remuneration of Auditors

        Upon recommendation of the Audit Committee, Raymond Chabot Grant Thornton LLP, Chartered Accountants, will be nominated for appointment as the Corporation's auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by the Board of Directors. A simple majority (50% plus one) of the votes is required for the approval of such matter. Raymond Chabot Grant Thornton LLP, Chartered Accountants have been the Corporation's auditors since April 4, 1997. In addition to performing the audit of the Corporation's consolidated financial statements, they have provided other services to the Corporation and its subsidiaries. Fees by category are as follows:

	November 26, 2005	November 27, 2004
Audit Fees	$648,645	$586,992
Audit-Related Fees	180,100	14,400
Tax Fees	393,443	197,886
Other	33,060	—

Total	$1,255,248	$799,278

        Audit-Related Fees include fees for the quarterly review of the Corporation's consolidated financial statements and the fees and expenses relating to the Corporation's secondary offering which closed in May 2005. Tax Fees include tax compliance services and tax advisory and planning services, as well as fees relating to the Corporation's secondary offering. Management presents regular updates to the Audit Committee of the services rendered by the auditors.

        The Audit Committee reviews the overall scope and specific plans for the audits of the external auditors of the Corporation and its subsidiaries.

        The auditors, the Audit Committee and management maintain regular and open communication in relation to the audits of the Corporation's consolidated financial statements. There were no disagreements between the auditors, the Audit Committee and management on matters affecting the audit of the Corporation's consolidated financial statements.

        Representatives of Raymond Chabot Grant Thornton LLP, Chartered Accountants will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Statement of Executive Remuneration

1.    Cash Remuneration

        The aggregate cash remuneration paid in fiscal year 2005 by the Corporation to its seven executive officers for services rendered was US $9,164,000.

2.    1997 Share Option Plan

        The following is a summary of the principal features of the Corporation's 1997 Share Option Plan (the "Share Option Plan").

        The Share Option Plan provides for the grant of incentive stock options ("ISOs") as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options ("NSOs") and other rights (collectively "Awards"). Administration of the Share Option Plan has been assigned to the Compensation Committee of the Corporation. The Compensation Committee has, subject to the terms of the Share Option Plan, the authority to grant Awards under the Share Option Plan, to construe and interpret the Share Option Plan and to make all other determinations and take any and all actions necessary or advisable for the administration of the Share Option Plan.

        The Corporation's key employees, executive officers, directors and other individuals who render services of special importance to the management, operation and development of the Corporation or a subsidiary thereof are eligible to receive Awards under the Share Option Plan, but only employees of the Corporation and its subsidiaries are eligible to receive ISOs. Options will be exercisable during the period specified by the Compensation Committee in each option agreement and will generally be exercisable in installments pursuant to a vesting schedule that is determined by the Compensation Committee. Notwithstanding the provisions of any option agreement, options may, in the discretion of the Compensation Committee, become immediately exercisable in the event of a "change of control" (as defined in the Share Option Plan) of the Corporation and in the event of certain mergers and reorganizations of the Corporation. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares).

        The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the common shares on the date of grant (or 110% of such fair market value in the case of ISOs granted to employees owning more than 10% of the common shares). The exercise price for NSOs and all other Awards is set at the discretion of the Compensation Committee.

        The Compensation Committee may also grant Stock Appreciation Rights ("SARs") to Share Option Plan participants as to such number of common shares and on such terms and conditions as it may determine. SARs may be granted separately or in connection with ISOs or NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value, on the date of exercise, of the number of common shares for which the SAR is exercised, over the exercise price for such common shares under a related option, or if there is no related option, over an amount per common share stated in the written agreement setting forth the terms and conditions of the SAR.

        On September 24, 1997, options to purchase 750,000 common shares were granted to three executive officers of the Corporation at an exercise price of US $14.00 per share. All of these options have since been exercised and sold. Such options represent the only awards granted under the Share Option Plan. As at February 22, 2006, there are no awards outstanding under the Share Option Plan.

Compensation of Directors

        The non-management directors of the Corporation are remunerated for their services to the Corporation by way of an annual retainer fee and an attendance fee for each meeting of the Board of Directors or meeting of a committee thereof attended. In fiscal year 2005, the Corporation paid each non-management director an annual retainer fee of US $8,000, plus a fee of US $1,500 for each Board of Directors meeting and US $1,500 for each committee meeting attended, except for the Chairmen of the Committees who were paid a fee of US $3,000 for each meeting they chaired. The meeting fee is equivalent to 50% of the above for meetings held by telephone conference. The Corporation also reimbursed out-of-pocket expenses related to the directors' attendance at such meetings.

Indebtedness of Directors, Officers, Proposed Director Nominees or Associates of Any One of Them

        Throughout the Corporation's fiscal year 2005 and up to and including February 22, 2006, there were no loans outstanding to any of the directors, officers or proposed director nominees of the Corporation or any associates of the foregoing persons.

Directors' and Officers' Liability Insurance

        The Corporation maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of insurance is US $15,000,000 and a premium of US $248,000 was paid by the Corporation with respect to the period from April 7, 2005 to May 31, 2006. Claims payable to the Corporation are subject to a deductible of US $500,000 per occurrence on claims arising in the U.S. and US $100,000 per occurrence on claims arising in Canada.

Code of Ethics

        The Corporation has adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees. There were no amendments or waivers to the Code of Business Conduct and Ethics during the year. The Corporation will send a copy of the Code of Business Conduct and Ethics without charge to any person who sends a written request therefore to Christopher H. Pickwoad, 6001 Irwin Street, LaSalle, Québec H8N 1A1.

Interest of Management and Others in Material Transactions

        A Canadian corporation owned by Scott B. Jones, one of the directors and the President and Secretary of the Corporation, owns four facilities located in Québec and Ontario comprising a total of 261,700 square feet and leases them to the Corporation on a triple-net basis at an aggregate annual rent of approximately $1,440,000. Another Canadian corporation, 50% indirectly owned by Scott B. Jones and 50% by a party unrelated to the Corporation, owns a facility located in Ontario comprising a total of 63,100 square feet and leases it to the Corporation on a triple-net basis at an aggregate annual rent of approximately $400,000. Another Canadian corporation, 50% indirectly owned by Scott B. Jones and 50% owned by a party unrelated to the Corporation, owns a facility located in Québec comprising a total of 118,300 square feet and leases it to the Corporation on a triple-net basis at an aggregate annual rent of approximately $473,000. All the facility leases expire at varying dates between May 31, 2007 and December 31, 2011, and all are subject to one or two five-year renewal options.

        A Canadian corporation owned by Scott B. Jones owns nine trailers which it leases to the Corporation at an annual aggregate rent of approximately $46,000. This corporation also provided transportation arrangements to the Corporation for an amount totaling $9,070,000 in 2005.

        Michael L. Richards has been a director of the Corporation since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, Canadian counsel to the Corporation.

        The Corporation has adopted a policy that all transactions with any director or officer of the Corporation, any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all shares of the Corporation, or any of their affiliates, shall be (i) subject to approval by a majority of the independent members of the Board of Directors of the Corporation, (ii) on terms no less favorable to the Corporation than could be obtained from unaffiliated parties, and (iii) reasonably expected to benefit the Corporation. The terms of the above described leases and service agreements have been approved unanimously by the independent members of the Board of Directors of the Corporation in accordance with such policy. In the case of the service agreements, such approval is subject to certain terms and conditions which management believes are being met.

        Except for the above, the management of the Corporation is unaware of any material interest of any director or officer of the Corporation, of any director or officer of a body corporate that is itself an insider or subsidiary of the Corporation, of any director nominee for re-election as a director of the Corporation, of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed fiscal year of the Corporation or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its affiliates.

Approval of Directors

        The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

SCOTT B. JONES President and Secretary
LaSalle, Québec February 22, 2006

QuickLinks

MANAGEMENT PROXY CIRCULAR